Via Facsimile and U.S. Mail
Mail Stop 6010

October 3, 2007

Mr. Patrick J. Balthrop
President and Chief Executive Officer
Luminex Corporation
12212 Technology Blvd.
Ausin, TX 78727

       Re: Luminex Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 0-30109

Dear Mr. Balthrop:

       We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief
                Accountant